UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4 )*

                  Public Storage Properties XIV, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             744613 10 0
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 11, 1997
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 744613 10 0

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       -0-

                  8    Shared Voting Power
                       -0-

                  9    Sole Dispositive Power
                       -0-

                  10   Shared Dispositive Power
                       -0-

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             -0-

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             -0-

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated November 16, 1995, as amended and restated by Amendment No. 1 dated March 11, 1996 and amended by Amendment No. 2 dated May 7, 1996 and Amendment No. 3 dated December 5, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XIV, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 4 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 1.   Security and Issuer

             The Issuer ceased to exist on April 11, 1997, upon consummation of the Issuer's merger (the "Merger") with and into the Reporting Person.

   Item 3.   Source and Amount of Funds or Other Consideration

             The consideration issued by the Reporting Person in the Merger to the holders of the Series A Shares (the "Series A Shareholders") consisted of approximately $9,497,142 in cash and approximately 1,169,000 shares of Common Stock of the Reporting Person ("PSI Common Stock"). The cash consideration was paid by the Reporting Person from its working capital.

   Item 4.   Purpose of Transaction

             Pursuant to the Merger, each outstanding Series A Share (other than shares held by the Reporting Person) was converted into the right to receive cash, PSI Common Stock or a combination of the two. Based upon the elections made by the Series A Shareholders, the Reporting Person paid to the Series A Shareholders an aggregate of approximately $9,497,142 in cash and issued to the Series A Shareholders an aggregate of approximately 1,169,000 shares of PSI Common Stock. Upon consummation of the Merger, all of the outstanding Series A Shares, including the 208,033 Series A Shares owned by the Reporting Person, were cancelled.

             Pursuant to the Merger, the outstanding shares of the Issuer's Common Stock Series B ("Series B Shares") and Common Stock Series C (Series C Shares"), other than shares held by the Reporting Person, were converted into an aggregate of 28,425 shares of PSI Common Stock. Upon consummation of the Merger, all of the outstanding Series B Shares and Series C Shares, including the shares owned by the Reporting Person, were cancelled.

             The Merger, which was described in Amendment No. 3 dated December 5, 1996 to the Schedule 13D, was approved by the Reporting Person's board of directors on December 17, 1996 and by the Issuer's shareholders on April 9, 1997.

   Item 5.   Interest in Securities of the Issuer

             On April 11, 1997, the effective date of the Merger, all of the Series A Shares were cancelled, and the Issuer ceased to exist. As a result, all of the 208,033 Series A Shares owned by the Reporting Person on the effective date of the Merger were cancelled. In addition, the Reporting Person's option to acquire 535 Series A Shares beneficially owned by B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of the Reporting Person, was cancelled upon consummation of the Merger. As a result of the Merger, the Reporting Person no longer owns more than 5% of the Series A Shares.

             To the best of the Reporting Person's knowledge, no executive officer or director of the Reporting Person engaged in any transactions in Series A Shares during the 60-day period ended April 11, 1997, other than the disposition of Series A Shares pursuant to the Merger. Information relating to those dispositions is set forth on Appendix A attached to this Amendment No. 4 to Schedule 13D.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

             The Reporting Person's option to acquire 535 Series A Shares beneficially owned by B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of the Reporting Person, was cancelled upon consummation of the Merger.

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  April 18, 1997              PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -----------------------
                                           Sarah Hass
                                           Vice President

                                 Appendix A


                                                                 Consideration
                                                 No. of          Received
                                                 Series A        -------------
                                                 Shares          Shares of PSI
   Name              Title                       Disposed of     Common Stock
   ----              -----                       -----------     -------------

   B. Wayne Hughes   Chairman of the Board and     13,935*           10,159
                     Chief Executive Officer

   Marvin M. Lotz    Senior Vice President            200              146

   David Goldberg    Senior Vice President and        500              365
                     General Counsel

   Obren B. Gerich   Senior Vice President            300              219

   Uri P. Harkham    Director                       2,000            1,459

   ---------------

   * As noted above, as a result of the Merger, the Reporting Person's option to acquire 535 of these shares was cancelled.